                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                   FORM 11-K


(X)  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
     OF 1934

For the Fiscal Year Ended December 31, 1999

                                       OR


(_) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______.

Commission File Number 1-13105


A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Arch Coal, Inc. Employee Thrift Plan

B. Name of issuer of the securities to be held pursuant to the plan and the address of its principal executive office: Arch Coal, Inc., City Place One, Suite 300, St. Louis, Missouri 63141

                        FINANCIAL STATEMENTS AND EXHIBIT


Financial Statements and Schedule

     Independent Auditors' Report

     Statements of Net Assets Available for Benefits

     Statements of Changes in Net Assets Available for Benefits

     Notes to Financial Statements

     Schedule of Assets Held for Investment Purposes

Exhibit

  23  -   Consent of Stone Carlie & Company, L.L.C., Independent Auditors

===============================================================================

                                ARCH COAL, INC.
                             EMPLOYEE THRIFT PLAN

                              St. Louis, Missouri

                             FINANCIAL STATEMENTS
                          WITH SUPPLEMENTAL SCHEDULE
                       AND INDEPENDENT AUDITORS' REPORT

                    YEARS ENDED DECEMBER 31, 1999 AND 1998


===============================================================================

Contents
-------------------------------------------------------------------------------

                                                                          Page
Independent Auditors' Report............................................       1

Financial Statements

  Statements of Net Assets Available for Benefits.......................       2

  Statements of Changes in Net Assets Available for Benefits............       3

Notes to Financial Statements...........................................  4 - 11

Supplemental Schedule

  Schedule of Assets Held for Investment Purposes....................... 13 - 14


                                                    INDEPENDENT AUDITORS' REPORT


To the Administrator
Arch Coal, Inc. Employee Thrift Plan

We have audited the accompanying statements of net assets available for benefits of the Arch Coal, Inc. Employee Thrift Plan as of December 31, 1999 and 1998 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 1999 is presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and is not a required part of the basic financial statements. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Stone Carlie & Company, L.L.C.

St. Louis, Missouri
June 23, 2000

                     ARCH COAL, INC. EMPLOYEE THRIFT PLAN
--------------------------------------------------------------------------------

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                December 31,
                                            --------------------
                                            1999            1998
                                            ----            ----
Assets
    Participant directed investments    $245,262,368     $204,677,941
                                        ------------     ------------
    Receivables
       Participant                           520,657          536,310
       Employer                              357,934          278,765
                                        ------------     ------------
   Total receivables                         878,591          815,075
                                        ------------     ------------
Net assets available for benefits       $246,140,959     $205,493,016
                                        ============     ============

--------------------------------------------------------------------------------
The accompanying notes are an integral part of these financial statements.

                     ARCH COAL, INC. EMPLOYEE THRIFT PLAN
--------------------------------------------------------------------------------

          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                     Year Ended December 31,
                                                     -----------------------
                                                     1999              1998
                                                     ----              ----
Additions to net assets attributed to:
  Investment income
    Realized and unrealized gains, net            $ 33,782,429     $  8,818,097
    Interest and dividend income                     6,073,425        4,694,440
                                                  ------------     ------------
  Net investment income                             39,855,854       13,512,537
                                                  ------------     ------------

  Contributions
    Participant                                     14,712,325        9,071,893
    Employer                                         9,688,907        7,357,213
                                                  ------------     ------------
  Total contributions                               24,401,232       16,429,106
                                                  ------------     ------------

    Total additions                                 64,257,086       29,941,643
                                                  ------------     ------------

Deductions from net assets attributed to:
  Benefits paid to participants                     23,489,197       11,171,569
  Administrative expenses                              119,946           40,137
                                                  ------------     ------------
    Total deductions                                23,609,143       11,211,706
                                                  ------------     ------------

Net increase prior to transfers                     40,647,943       18,729,937

Transfers from other plans                                   -       91,224,911
                                                  ------------     ------------
Net increase                                        40,647,943      109,954,848

Net assets available for benefits,
beginning of year                                  205,493,016       95,538,168
                                                  ------------     ------------
Net assets available for benefits, end of year    $246,140,959     $205,493,016
                                                  ============     ============

--------------------------------------------------------------------------------
The accompanying notes are an integral part of these financial statements.

                     ARCH COAL, INC. EMPLOYEE THRIFT PLAN
--------------------------------------------------------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 1999 and 1998


NOTE 1 -  DESCRIPTION OF PLAN

         The Arch Coal, Inc. Employee Thrift Plan (the Plan) was established by Arch Coal, Inc. (the Company) for the benefit of the eligible employees of the Company, its subsidiaries and controlled affiliates.

         The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description, copies of which are available from the Company, for a more complete description of the Plan's provisions.

         Certain provisions of the Plan as described below do not apply to or have been modified for certain subsidiaries and affiliates of the Company.

         General

         The Plan is a defined contribution plan established by the Company under the provisions of Section 401(a) of the Internal Revenue Code
         (IRC), which includes a qualified deferred arrangement as described in
         Section 401(k) of the IRC, for the benefit of eligible employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         The Company has established a Pension Committee to oversee the activities of the Plan and has appointed the Senior Vice President - Law and Human Resources as Plan Administrator. Plan investments are held in a trust with Chase Manhattan Bank as trustee. American Century Retirement Plan Services is the Plan's recordkeeper.

         Eligibility

         Participation in the Plan is open to all full-time salaried employees, all full-time nonunion hourly employees, and certain union employees where specified by applicable collective bargaining agreements of the Company, its subsidiaries, and any controlled affiliates that elect to participate in the Plan.

         Participant Accounts

         Individual accounts are maintained for each participant to reflect the participant's share of the Plan's income, the Company's contribution and the participant's contribution. Allocations are based on participant account balances, as defined.

--------------------------------------------------------------------------------

                     ARCH COAL, INC. EMPLOYEE THRIFT PLAN
--------------------------------------------------------------------------------


NOTE 1 -  DESCRIPTION OF PLAN (Continued)

         Contributions

         Participants may contribute up to 16% of compensation, as defined by the Plan, on a pre-tax, after-tax, or combined basis. The Company matches 100% of the first 6% of compensation contributed by each participant. Participant and Company contributions are made with each weekly or biweekly payroll. Contributions to the plan, including employee and employer contributions, are subject to various limitations imposed by the Internal Revenue Code.

         Vesting

         Participants are fully vested in their contributions and all earnings thereon. All eligible employees of the Company at December 31, 1997 became fully vested in the Plan. Eligible employees hired subsequent to December 31, 1997 vest in Company contributions and earnings thereon upon the completion of three full and consecutive years of service.

         All participants become fully vested upon death while employed, total disability, or at normal retirement age (age 65), regardless of the number of months of participation.

         Forfeitures of terminated participants' nonvested amounts are used to reduce the Company's future contributions. Restoration of such forfeitures to reemployed participants is made in accordance with the Plan's provisions.

         Withdrawals

         Upon death, disability, retirement, or termination of employment, a participant or his or her designated beneficiary may elect to withdraw the value of the participant's vested interest in his or her account. The normal form of payment is a lump-sum distribution. Alternative forms of payment include annuity purchase, installments, and direct rollover.

         Active participants can make hardship withdrawals of pre-tax employee contributions in certain circumstances and can make withdrawals of vested employer contributions, after-tax employee contributions, or rollover contributions on a non-hardship basis. All such withdrawals are subject to various restrictions and may be subject to income tax penalties.

         Loans to Participants

         Participants who have been in the Plan for at least 12 months may borrow a portion of their account in accordance with the provisions of the Plan. No loan shall be made if, immediately after the loan, the unpaid balance of all loans to the participant would exceed the lesser of $50,000 or 50% of the vested portion of the participant's account.

--------------------------------------------------------------------------------

                     ARCH COAL, INC. EMPLOYEE THRIFT PLAN
--------------------------------------------------------------------------------


NOTE 1 -  DESCRIPTION OF PLAN  (Continued)

         Loans to Participants  (Continued)

         The maximum repayment period for a loan not used for the acquisition of a participant's primary residence is five years. If a loan is used for the acquisition of a participant's primary residence, the maximum repayment period is 15 years. All outstanding participant loans must be repaid upon the participant's termination of employment with the Company.

         Loans are secured by assignment of the participant's account and the participant's collateral promissory note for the amount of the loan. Interest rates are based on the prime rate on the first working day of the month in which the loans are made.

         Investment Options

         Participants direct contributions, including Company matching contributions, into one or more investment options in 1% increments. Participants may change their investment elections daily. A description of each investment option available at December 31, 1999 is provided below:

         . Arch Coal, Inc. Common Stock Fund - Funds are invested in Arch Coal, Inc. common stock.

         . ARCO Common Stock Fund - Funds are invested in common stock of the Atlantic Richfield Company (Arco). This fund option is only available to former employees of Arco who became employees of the Company through the Company's acquisition of Arco's coal operations, as further described in Note 3. No contributions or transfers into this fund option are allowed. Furthermore, this fund option is temporary and participants must transfer any remaining balances to other options at the earlier of 90 days after the effective date of the pending merger of Arco and BP Amoco or December 31, 2003.

         . Primco Stable Value Fund - This fund invests in long-term investment contracts issued by a variety of insurance carriers, collective trusts, pooled separate accounts, and money market funds. The objective of this fund is to generate current income, while providing protection against loss of capital. The investment contracts included in this fund had average yields of 5.66% and 6.01% for the years ended December 31, 1999 and 1998, respectively. The average crediting interest rates were 5.94% and 5.54% at December 31, 1999 and 1998, respectively. The fair value of the investment contracts was $53,822,660 and $45,480,266 at December 31, 1999 and 1998, respectively.

--------------------------------------------------------------------------------

                     ARCH COAL, INC. EMPLOYEE THRIFT PLAN
--------------------------------------------------------------------------------


NOTE 1 - DESCRIPTION OF PLAN (Continued)

         Investment Options (Continued)

         . American Century GNMA Fund - This fund invests in mortgage-backed Ginnie Mae certificates. The investment objective is to generate current interest income while limiting exposure to loss of capital.

         . Dodge & Cox Balanced Fund - This fund invests in a combination of stocks and bonds and seeks to provide current income and the opportunity for long-term growth.

         . J.P. Morgan Diversified Fund - This fund invests in a combination of stocks and bonds and seeks to provide current income and the opportunity for long-term growth.

         . American Century Income and Growth Fund - This fund invests primarily in dividend-paying common stocks and seeks to provide current income and long-term growth.

         . MAS Value Institutional Fund - This fund invests primarily in common stocks and seeks long-term growth by following a value-oriented investment approach.

         . Franklin Balance Sheet Fund - This fund invests in common stocks, preferred stocks, and debt securities and seeks high total return and long-term growth by following a value-oriented investment approach.

         . American Century Equity Index Fund - This fund invests in a broad portfolio of common stocks and seeks to track the performance of the Standard & Poor's 500 Index.

         . American Century Ultra Fund - This fund, formerly the Twentieth Century Ultra Fund, invests primarily in common stocks with above-average growth potential and above-average price volatility.

         . American Century International Growth Fund - This fund, formerly the Twentieth Century International Growth Fund, invests primarily in common stocks of foreign companies and seeks long-term growth subject to the volatility inherent in international investing.

         . Schwab Personal Choice Retirement Account - This is an option wherein a plan participant can make self-directed investments directly in equity and debt securities through a Charles Schwab & Company brokerage account.

--------------------------------------------------------------------------------

                     ARCH COAL, INC. EMPLOYEE THRIFT PLAN
--------------------------------------------------------------------------------


NOTE 1 - DESCRIPTION OF PLAN (Continued)

         Administrative Expenses

         The Company pays the salaries and related benefits of employees who administer the Plan. Participants pay loan fees. All other administrative expenses are paid by the Plan. Administrative expenses do not include investment advisory fees, which directly reduce net investment income.

         Plan Termination

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become fully vested in their accounts. The net assets of the Plan will be allocated to provide benefits to participants as prescribed by ERISA.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Basis of Accounting

         The accompanying financial statements are prepared on the accrual basis of accounting.

         Investment Valuation

         Investments of the Plan are stated at fair value. Publicly traded securities are valued at their quoted market prices. Investments in mutual funds are valued at published market value on the last business day of the plan year. Investment contracts are stated at contract value (which represents cost plus accumulated interest, less funds to pay for certain benefits and loans to participants) because they are fully benefit responsive. The fair value of the participation units owned by the Plan in the collective trust funds and pooled separate accounts are based on quoted redemption values on the last business day of the plan year.

         Participant notes receivable are valued at their outstanding balances, which approximates fair value.

         Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

--------------------------------------------------------------------------------

                     ARCH COAL, INC. EMPLOYEE THRIFT PLAN
--------------------------------------------------------------------------------


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

         Adoption of SOP 99-3

         The Plan has adopted Accounting Standards Executive Committee Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Benefit Plan Investments and Other Disclosure Matters." Certain prior year disclosures have been modified for consistent presentation.

NOTE 3 - PLAN MERGERS AND ASSET TRANSFERS

         On January 1, 1998, the Company merged three similar plans sponsored by the Company and its subsidiaries into the Plan and amended the Plan to reflect this merger. The value of assets transferred is based on the value of the assets of the merged plans as of December 31, 1997.

         Effective June 1, 1998, in connection with the Company's acquisition of the domestic coal related operations of Arco, certain Arco defined contribution plan assets allocated to former Arco employees who became employees of the Company and its affiliates as a result of the acquisition were transferred to the Plan. The Plan was amended to reflect and allow this asset transfer.

         The assets transferred to the Plan as a result of these plan mergers and asset transfers during the year ended December 31, 1998 are as follows:

                                                            Assets
                       Transfer from                     Transferred
         ---------------------------------------------  -------------
         Ashland Coal, Inc. Employee Thrift Plan         $29,108,983
         Mingo Logan Coal Company Retirement Plan
         and Mingo Logan Hourly Employees Savings Plan     7,799,114
         Coal Mac, Inc. Savings and Retirement Plan        4,767,169
         Arco Thrift and Savings Plans                    49,549,645
                                                         -----------
                                                         $91,224,911
                                                         ===========

--------------------------------------------------------------------------------

                     ARCH COAL, INC. EMPLOYEE THRIFT PLAN
--------------------------------------------------------------------------------


NOTE 4 - INVESTMENTS

         The following presents investments of the Plan, including investments that represent five percent or more of the Plan's net assets. All investments are participant directed.

                                                             December 31,
                                                       -------------------------
                                                          1999          1998
                                                      ------------  ------------
         Arch Coal, Inc., 361,725 and 160,738
          shares                                      $  4,112,048  $  2,787,504
         Atlantic Richfield Company, 128,320 and
          308,325 shares                                11,099,956    20,123,472
         Schwab Personal Choice Retirement
          Accounts, various investments                 10,958,112     1,859,894
         American Century Ultra Fund, 786,917
          and 642,666 shares                            36,025,059    21,471,454
         American Century International Growth
          Fund, 726,769 and 648,734 shares              10,879,735     6,214,873
         American Century GNMA Fund, 657,036
          and 764,369 shares                             6,662,346     8,171,106
         American Century Income and Growth
          Fund, 1,075,023 and 1,027,329 shares          36,604,531    30,049,366
         Franklin Balance Sheet Fund, 170,854 and
          240,845 shares                                 5,205,903     7,610,710
         MAS Value Institutional Fund, 720,078
          and 750,647 shares                             8,734,546    10,861,857
         J.P. Morgan Diversified Fund, 510,873 and
          427,755 shares                                 8,541,803     6,634,479
         Dodge & Cox Balanced Fund, 211,681 and
          197,783 shares                                13,909,518    12,899,397
         American Century Equity Index Fund,
          4,408,537 shares                              25,878,111             -
         Barclays S&P 500 Equity Index Fund,
          711,053 units                                          -    20,826,732
         Primco Stable Value Fund, 4,954,137 and
          4,238,744 units                               55,209,896    44,826,413
         Participant notes receivable, 6.00% -
          9.75%                                         11,440,804    10,340,684
                                                      ------------  ------------
                                                      $245,262,368  $204,677,941
                                                      ============  ============

--------------------------------------------------------------------------------

                     ARCH COAL, INC. EMPLOYEE THRIFT PLAN
--------------------------------------------------------------------------------


NOTE 5 - TAX STATUS OF THE PLAN

         The Plan obtained its latest determination letter on August 9, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 6 - TRANSACTIONS WITH PARTIES-IN-INTEREST

         The Company engages the services of a third-party service provider to assist it in carrying out certain administrative and recordkeeping functions under the Plan. The Plan has investments in the common stock of the Company as well as in mutual funds sponsored by the third-party service provider and a collective trust sponsored by the Plan Trustee.

--------------------------------------------------------------------------------

                     ARCH COAL, INC. EMPLOYEE THRIFT PLAN
--------------------------------------------------------------------------------







                             SUPPLEMENTAL SCHEDULE






--------------------------------------------------------------------------------

                     ARCH COAL, INC. EMPLOYEE THRIFT PLAN
--------------------------------------------------------------------------------
                          SCHEDULE OF ASSETS HELD FOR
                              INVESTMENT PURPOSES

                               December 31, 1999


                                     Description of Investment
                                     Including Maturity Date,
Identity of Issue, Borrower,         Rate of Interest, Par or       Current
Lessor, or Similar Party                 Maturity Value              Value
----------------------------         -------------------------      -------
Participant Directed Investments
--------------------------------

Common stock:
    Arch Coal, Inc. Stock Fund                  361,725 shares    $  4,112,048
    Atlantic Richfield Company Stock Fund       128,320 shares      11,099,956
    Schwab Personal Choice
        Retirement Accounts                            various      10,958,112
                                                                  ------------
                                                                    26,170,116
                                                                  ------------

Mutual funds:
    American Century Ultra Fund                 786,917 shares      36,025,059
    American Century International
        Growth Fund                             726,769 shares      10,879,735
    American Century GNMA Fund                  657,036 shares       6,662,346
    American Century Income and
        Growth Fund                           1,075,023 shares      36,604,531
    Franklin Balance Sheet Fund                 170,854 shares       5,205,903
    MAS Value Institutional Fund                720,078 shares       8,734,546
    J.P. Morgan Diversified Fund                510,873 shares       8,541,803
    Dodge & Cox Balanced Fund                   211,681 shares      13,909,518
    American Century Equity Index Fund        4,408,537 shares      25,878,111
                                                                  ------------
                                                                   152,441,552
                                                                  ------------

Participant loans                                6.00% - 9.75%      11,440,804
                                                                  ------------

--------------------------------------------------------------------------------
See independent auditors' report.                                        Page 13

                          SCHEDULE OF ASSETS HELD FOR
                        INVESTMENT PURPOSES (Continued)

                               December 31, 1999

                                           Description of Investment
                                           Including Maturity Date,
Identity of Issue, Borrower,               Rate of Interest, Par or   Current
Lessor, or Similar Party                         Maturity Value        Value
----------------------------------------   -------------------------  -------
Participant Directed Investments, Continued

Collective trusts:
    Bankers Trust Delaware - Basic                                  $  1,570,565
    Chase Manhattan Bank Pooled
        Cash Investment Fund                                           4,058,941
                                                                    ------------
                                                                       5,629,506
                                                                    ------------

Investment contracts:
    Allstate Life Insurance Co.                                        8,366,563
    State Street Bank & Trust                                          3,660,474
    United of Omaha Life Insurance                                       501,550
    Business Men's Assurance MBIA                                      1,512,992
    GE Life & Annuity                                                  1,516,034
    Jackson National Life                                              1,006,256
    Metropolitan Life Insurance Company                                1,423,140
    Monumental Life Insurance Company                                  6,095,344
    Monumental Life Insurance Company                                  1,515,536
    UBS AG                                                             1,443,643
                                                                    ------------
                                                                      27,041,532
                                                                    ------------

Pooled separate accounts:
    John Hancock Mutual Life                                           5,521,203
    Allstate Life Insurance Co.                                        1,109,933
    Bankers Trust Delaware                                             6,611,338
    State Street Bank & Trust                                          6,102,207
    Transamerica Life & Annuity                                        3,194,177
                                                                    ------------
                                                                      22,538,858
                                                                    ------------

                                                                    $245,262,368
                                                                    ============

--------------------------------------------------------------------------------
See independent auditors' report.                                        Page 14

                                 SIGNATURE PAGE



Pursuant to the requirements of the Securities Exchange Act of 1934, the duly authorized Plan Administrator has executed this annual report.


                              ARCH COAL, INC. EMPLOYEE THRIFT PLAN

Date:  June 28, 2000          By:  /s/ Bradley M. Allbritten
                                 ---------------------------------------------
                                 Bradley M. Allbritten
                                 Plan Administrator

                                INDEX TO EXHIBIT



Exhibit 23  Consent of Stone Carlie & Company, L.L.C.,
               Independent Auditors